Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June and July 2005

Euro Tech Holdings Company Limited

(Translation of registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                        .

Letter of Intent

Effective as of June 17, 2005, the Company entered into a Letter of Intent to acquire twenty-one (21%) percent of the capital stock of Yixing Pact Environmental Technology Co. Ltd. and Pact Asia Pacific Ltd. (collectively, “Pact”) for the sum of  U.S. $1,000,000. The Company already holds a thirty (30%) percent equity interest in PACT.

The Letter of Intent is conditioned upon each of the parties completing their due diligence, to their satisfaction, having negotiated a definitive agreement, and certain financial and legal matters being complied with.

There can be no assurance that:

•                                          the due diligence will be completed to either party’s satisfaction;

•                                          a definitive agreement will be reached; and

•                                          the financial and legal conditions will be complied with.

Hence, there can be no assurance a definitive agreement will be reached or that a closing of the contemplated transaction will occur.

Change in Directors

On July 22, 2005, the following changes in and with regard to the Company’s Board of Directors occurred:

•                                          T.C. Leung, the Chairman of the Board and Chief Executive Officer kept his position on the Board of Directors and as Chief Executive Officer but resigned as a member of the Board’s Audit Committee.

•                                          The Board amended the Company’s By-Laws to increase the number of Board members by one member from eight to nine members.

•                                          The Board appointed Lau Siu Hung to fill the vacancy on the Board created by the increase in the number of directors and the vacancy on the Board’s Audit Committee following T.C. Leung’s resignation from that committee. Lau Siu Hung currently is the managing director of Sammy Lau CPA Limited, a position he has held since October 2004. He is a certified public accountant. From 1988-2001, he was the Deputy General Manager of Guanghou Investments, (HK) Property Company. He holds an MSc in E-Commerce from the Hong Kong University of Science and Technology and received an MBA from Oklahoma City University.

Exhibits

99- Letter of Intent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LTD.
(Registrant)

Dated: August 2, 2005	By:	/s/	T.C. Leung
T.C. Leung, Chief Executive Officer
and Chairman of the Board